FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This press release is not and must not, directly or indirectly, be distributed or made public in Australia, Canada, Japan or South Africa. The Offer is not being made to persons in those jurisdictions or elsewhere where their participation requires further offer documents, filings or other measures in addition to those required by Swedish law

Please note! If you have already tendered your shares or warrants, you will benefit from this increased offer without further action.

Media Contact:	Investor Contact:
Allison Wagda	Anne Marie McCauley
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2070 or +1 650.906.6320	+1 650.628.2040
press@us.checkpoint.com	ir@us.checkpoint.com

CHECK POINT INCREASES OFFER PRICE FOR PROTECT DATA
AND EXTENDS OFFER PERIOD

—	The offer is increased to SEK 187 per Protect Data share

—	Shareholders holding in total approximately 41 percent of Protect Data’s outstanding shares have committed to accept the offer subject to certain conditions

—	The acceptance period is extended until January 8, 2007

RAMAT-GAN, Israel and STOCKHOLM, Sweden – December 19, 2006 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today amended its cash tender offer to acquire Protect Data AB (publ) (PROT.ST). The initial tender offer was announced on November 20, 2006, through a wholly owned subsidiary of Check Point, C.P.S.T. Sweden Holdings AB.

—	The amended offer price is SEK 187 per Protect Data share, compared to SEK 180 previously

—	The amended offer price is SEK 250 per warrant (2005/2008) and SEK 88 per warrant (2006/2009) in Protect Data, compared to SEK 236 and SEK 85 previously

—	The total value of the amended offer amounts to approximately SEK 4,314 million or US $625 million, compared to approximately SEK 4,152 million or US $586 million previously

—	The acceptance period is extended until January 8, 2007, inclusive. Provided that Check Point announces that the conditions to the offer have been fulfilled or waived no later than January 11, 2007, settlement is expected to commence on or about January 16, 2007.

Other terms and conditions set forth in the original offer remain unchanged and apply to the amended offer, including the right to waive such conditions. The offer is subject to a minimum acceptance of more than 90 percent of all of the shares of Protect Data, before as well as after dilution, receipt of regulatory approvals and other customary conditions.

In addition to Protect Data’s largest shareholder, Monterro Holding Ltd., the following large shareholders have now also committed, subject to certain conditions, to accept the offer: Swedbank Robur Funds, Catella Funds, Nordea Investment Funds, Carnegie Funds, Banco Funds, Cancale Förvaltnings AB, Radar, Thomas Blitz, Peter Knafve and Mats Hentzel. In total, these shareholders, including Monterro Holding Ltd., represent approximately 41 percent of the outstanding shares of Protect Data.

Shareholders and holders of warrants who have already tendered their shares will be included in the increased offer without further action.

Forward-looking statements
This press release and related offer documentation may contain forward-looking statements. These statements appear throughout such documentation and are not guarantees of future performance and are subject to inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements about the expected timetable for closing the acquisition and the expected future business of Protect Data, Check Point and/or Check Point Holdings resulting from and following the Offer. These statements reflect Protect Data’s or Check Point Holdings’ respective management’s current expectations based upon information currently available to them and are subject to various assumptions, as well as risks and uncertainties that may be outside of their control. Actual results could differ materially from those expressed or implied in such forward-looking statements as a result of a number of factors, including: the conditions to completion of the deal may not be satisfied or the parties may not be able to achieve all of the benefits of the transaction within the expected time frames or at all; Check Point may experience unanticipated expenses in connection with the acquisition; Check Point may not be able to successfully integrate Pointsec’s operations into those of Check Point and may experience a loss of customers, employees and business disruption; and other factors described in Check Point’s Report on Form 20-F for the year ended December 31, 2005 which is on file with the Securities and Exchange Commission. Any such forward-looking statements speak only as of the date on which they are made and neither Check Point, Check Point Holdings nor Protect Data undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, consumer Internet security and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm Internet Security Suite and additional consumer security solutions are among the highest rated in the industry today, proactively protecting millions of people from hackers, spyware, viruses and identity theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from hundreds of leading companies. Check Point solutions are sold, integrated and serviced by a network of thousands of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

About Protect Data AB (publ) and Pointsec Mobile Technologies AB
Pointsec is a worldwide provider of mobile device security – with the most customers deployed, highest level of certification and more complete device coverage than any other company. Pointsec delivers a trusted solution for automatic data encryption that guarantees proven protection at the most vulnerable point where sensitive enterprise data is stored – on mobile devices. By securing sensitive information stored on laptops, PDAs, smartphones, and removable media, enterprises and government organizations can protect and enhance their image, minimize risk, shield confidential data, guard information assets, and strengthen public and shareholder confidence. Pointsec’s customers include enterprises and government organizations around the world. The company has operations in 14 countries and is represented through partners on all continents. Pointsec can be found on the web at: www.pointsec.com.

Stockholm headquartered Protect Data AB (publ) (PROT.ST) was founded in 1988, and is listed on the Stockholm Stock Exchange since 1997. The company has its full business focus on its wholly owned subsidiary, Pointsec Mobile Technologies AB. For more information, please visit Protect Data at: www.protectdata.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

December 19, 2006